# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brainsway Ltd., CIK 0001505065
CUSIP: 10501L106
Title of class of securities: Ordinary Shares, par value NIS 0.04 per share; American Depository Shares, each representing two Ordinary Shares
Address of issuer's principal executive offices: 16 Hartum Street, RAD Tower, 14th floor, Har HaHotzum, Jerusalem, Israel (L3), 9777516
Date of event which requires filing of this statement: 10/06/2025
Filed by CIK 0002044428
Persons authorized to receive notices and communications: Antonio J. Gracias, c/o Valor Management LLC, 320 North Sangamon Street, Suite 1200,, Chicago, Illinois (IL), 60607, (312) 683-1900

## Reporting persons
- Valor BrainsWay Holdings, LLC (CIK 0002044428): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,314,950; sole dispositive power 0; shared dispositive power 5,314,950; aggregate amount beneficially owned 5,314,950 (13.7% of the class)
  Comment: (1) Amount reflects Ordinary Shares represented by 2,657,475 American Depository Shares ("ADSs").
- Valor Siren Ventures II L.P. (CIK 0001887414): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,314,950; sole dispositive power 0; shared dispositive power 5,314,950; aggregate amount beneficially owned 5,314,950 (13.7% of the class)
  Comment: (1) Amount reflects Ordinary Shares represented by 2,657,475 ADS.
- Valor Siren Partners II-A L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,314,950; sole dispositive power 0; shared dispositive power 5,314,950; aggregate amount beneficially owned 5,314,950 (13.7% of the class)
  Comment: (1) Amount reflects Ordinary Shares represented by 2,657,475 ADS.
- Valor Siren Partners II-B L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,314,950; sole dispositive power 0; shared dispositive power 5,314,950; aggregate amount beneficially owned 5,314,950 (13.7% of the class)
  Comment: (1) Amount reflects Ordinary Shares represented by 2,657,475 ADS.
- Valor SV Associates II L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,314,950; sole dispositive power 0; shared dispositive power 5,314,950; aggregate amount beneficially owned 5,314,950 (13.7% of the class)
  Comment: (1) Amount reflects Ordinary Shares represented by 2,657,475 ADSs.
- Valor SV Capital II LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,314,950; sole dispositive power 0; shared dispositive power 5,314,950; aggregate amount beneficially owned 5,314,950 (13.7% of the class)
  Comment: (1) Amount reflects Ordinary Shares represented by 2,657,475 ADSs.
- Valor Management L.P. (CIK 0001822428): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,314,950; sole dispositive power 0; shared dispositive power 5,314,950; aggregate amount beneficially owned 5,314,950 (13.7% of the class)
  Comment: (1) Amount reflects Ordinary Shares represented by 2,657,475 ADSs.
- Valor Management LLC (CIK 0001846237): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,314,950; sole dispositive power 0; shared dispositive power 5,314,950; aggregate amount beneficially owned 5,314,950 (13.7% of the class)
  Comment: (1) Amount reflects Ordinary Shares represented by 2,657,475 ADSs.
- Valor Funds Group LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,314,950; sole dispositive power 0; shared dispositive power 5,314,950; aggregate amount beneficially owned 5,314,950 (13.7% of the class)
  Comment: (1) Amount reflects Ordinary Shares represented by 2,657,475 ADSs.
- Jonathan Shulkin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 536,494; shared voting power 5,314,950; sole dispositive power 536,494; shared dispositive power 5,314,950; aggregate amount beneficially owned 5,851,444 (15% of the class)
  Comment: (1) Aggregate amount reflects Ordinary Shares represented by 2,925,722 ADSs.
- Antonio Gracias: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 487,000; shared voting power 5,314,950; sole dispositive power 487,000; shared dispositive power 5,314,950; aggregate amount beneficially owned 5,801,950 (14.9% of the class)
  Comment: (1) Aggregate amount reflects Ordinary Shares represented by 2,900,975 ADSs.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 0.04 per share; American Depository Shares, each representing two Ordinary Shares
Name of issuer: Brainsway Ltd.
Address of issuer's principal executive offices: 16 Hartum Street, RAD Tower, 14th floor, Har HaHotzum, Jerusalem, Israel (L3), 9777516
Comment: This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons named herein and amends and supplements the Schedule 13D of the Reporting Persons initially filed on November 13, 2024, as amended by Amendment No. 1 to Schedule 13D filed on July 1, 2025 (together, the "Original Schedule 13D"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D. Except as amended hereby, the information set forth in the Original Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplemented as follows:

On October 6, 2025, Valor BrainsWay delivered to the Issuer a notice of exercise in which it exercised in full the Warrant to Purchase American Depositary Shares issued to Valor BrainsWay on November 5, 2024 (as subsequently amended, the "Warrant") that entitled Valor BrainsWay to purchase up to 1,500,000 American Depository Shares ("ADSs"), representing up to 3,000,000 Ordinary Shares, at an exercise price of US$9.50686 per ADS. Valor BrainsWay was permitted to exercise the Warrant on a cashless exercise basis, which based on the closing price of the ADS on September 30, 2025 will result in Valor BrainsWay being issued a total of 553,730 ADSs upon settlement of the exercise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. Beneficial ownership of Shares over which Mr. Shulkin has sole voting and dispositive power are held through an entity of which he is the sole owner. The percent of class reported as beneficially owned on the cover pages of this Statement is based on 37,798,726 Ordinary Shares outstanding as of June 30, 2025 (as reported by the Issuer in its Condensed Consolidated Unaudited Interim Financial Statements furnished in its Form 6-K filed on September 30, 2025) plus the Shares issued upon exercise of the Warrant and is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. Beneficial ownership of Shares over which Mr. Shulkin has sole voting and dispositive power are held through an entity of which he is the sole owner. The percent of class reported as beneficially owned on the cover pages of this Statement is based on 37,798,726 Ordinary Shares outstanding as of June 30, 2025 (as reported by the Issuer in its Condensed Consolidated Unaudited Interim Financial Statements furnished in its Form 6-K filed on September 30, 2025) plus the Shares issued upon exercise of the Warrant and is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
Transactions in the class effected during the past sixty days: Other than as set forth in Item 4, none of the Reporting Persons has effected any transactions in the ADSs or Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information included in Item 4 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby supplemented to add the following additional exhibits:

Exhibit Description
99.9 Joint Filing Agreement dated as of July 1, 2025 among the Reporting Persons (incorporated by reference to Exhibit 99.8 to Amendment No. 1 to Schedule 13D filed on July 1, 2025)

## Signatures
- Valor BrainsWay Holdings, LLC: /s/ Jonathan Shulkin, Jonathan Shulkin/Authorized Signatory (10/08/2025)
- Valor Siren Ventures II L.P.: /s/ Antonio J. Gracias, By: Valor SV Associates II L.P., its general partner (10/08/2025)
- Valor Siren Ventures II L.P.: /s/ Antonio J. Gracias, By: Valor SV Capital II LLC, its general partner (10/08/2025)
- Valor Siren Ventures II L.P.: /s/ Antonio J. Gracias, By: Valor Management L.P., its managing member (10/08/2025)
- Valor Siren Ventures II L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias / CEO (10/08/2025)
- Valor Siren Partners II-A L.P.: /s/ Antonio J. Gracias, By: Valor SV Associates II L.P., its general partner (10/08/2025)
- Valor Siren Partners II-A L.P.: /s/ Antonio J. Gracias, By: Valor SV Capital II LLC, its general partner (10/08/2025)
- Valor Siren Partners II-A L.P.: /s/ Antonio J. Gracias, By: Valor Management L.P., its managing member (10/08/2025)
- Valor Siren Partners II-A L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias /CEO (10/08/2025)
- Valor Siren Partners II-B L.P.: /s/ Antonio J. Gracias, By: Valor SV Associates II L.P., its general partner (10/08/2025)
- Valor Siren Partners II-B L.P.: /s/ Antonio J. Gracias, By: Valor SV Capital II LLC, its general partner (10/08/2025)
- Valor Siren Partners II-B L.P.: /s/ Antonio J. Gracias, By: Valor Management L.P., its managing member (10/08/2025)
- Valor Siren Partners II-B L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias / CEO (10/08/2025)
- Valor SV Associates II L.P.: /s/ Antonio J. Gracias, By: Valor SV Capital II LLC, its general partner (10/08/2025)
- Valor SV Associates II L.P.: /s/ Antonio J. Gracias, By: Valor Management L.P., its managing member (10/08/2025)
- Valor SV Associates II L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias / CEO (10/08/2025)
- Valor SV Capital II LLC: /s/ Antonio J. Gracias, By: Valor Management L.P., its managing member (10/08/2025)
- Valor SV Capital II LLC: /s/ Antonio J. Gracias, Antonio J. Gracias /CEO (10/08/2025)
- Valor Management L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (10/08/2025)
- Valor Management LLC: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (10/08/2025)
- Valor Funds Group LLC: /s/Antonio J. Gracias, Antonio J. Gracias/Managing Member (10/08/2025)
- Jonathan Shulkin: /s/ Jonathan Shulkin, Jonathan Shulkin (10/08/2025)
- Antonio Gracias: /s/ Antonio J. Gracias, Antonio J. Gracias (10/08/2025)